

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via E-mail
Mr. Joel S. Kress
Executive Vice President
ICON Oil & Gas GP, LLC
3 Park Avenue, 36th Floor
New York, New York 10016

  Re: ICON Oil & Gas Fund
    Amendment No. 3 to Registration Statement on Form S-1
    Filed June 13, 2012
    Responses dated July 3, 2012, July 5, 2012 and July 6, 2012
    File No. 333-177051

Dear Mr. Kress:

  We have reviewed your amendments and your correspondence dated July 3, 2012, July 5, 2012 and July 6, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your supplemental response dated July 5, 2012 in which you indicated the following:

"The '20' projects are not standalone developments. The correct way to describe it is as 5 Projects that have been expanded, in aggregate among them, 20 times. One Project may be drilled over a few years. As wells are initially drilled and produce within the initial AMI, it may be economically justified to drill a second set of wells within that existing AMI and/or expand the initial AMI and drill subsequent wells in an adjacent field. Each expansion leverages off of prior drilling within that Project and cannot be subdivided or be necessarily viewed as viable in isolation.

"Each Project is also defined by the roughly 5 groupings of working interest owners. Generally, there are 5 (not 20) groupings of working interest owners who share In the economics of the 5 drilling Projects listed in the table. Therefore, both by virtue of the geography as well as the economics, there are 5 projects, all of which are listed in the table. The initial terminology was not as precise as it should have been but removing the number 20 from the first sentence of the paragraph makes the disclosure below accurate."

Please confirm to us that none of results of the expanded projects differed materially from the overall results as presented on page 63.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director